

11021165



RECEIVED
MAR 15 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 68410

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ditto Trade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Jackson Blvd. #1300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Fox — (424) 249-3670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ditto Trade, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

See Attached

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On March 14, 2011 (Date) before me, Thelma Newby, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Joseph Fox (Name(s) of Signer(s))

______________________________,



THELMA E. NEWBY
Commission # 1852009
Notary Public - California
Los Angeles County
My Comm. Expires Jun 4, 2013

Place Notary Seal and/or Stamp Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: ______________________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________	RIGHT THUMBPRINT OF SIGNER	Signer's Name: ______________	RIGHT THUMBPRINT OF SIGNER
☐ Corporate Officer — Title(s): ________	Top of thumb here	☐ Corporate Officer — Title(s): ________	Top of thumb here
☐ Individual		☐ Individual	
☐ Partner — ☐ Limited ☐ General		☐ Partner — ☐ Limited ☐ General	
☐ Attorney in Fact		☐ Attorney in Fact	
☐ Trustee		☐ Trustee	
☐ Guardian or Conservator		☐ Guardian or Conservator	
☐ Other: ________		☐ Other: ________	
Signer Is Representing: ________		Signer Is Representing: ________	

DITTO TRADE, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass


SEC MAIL PROCESSING
RECEIVED
MAR 1 5 2011
SECTION
189

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ditto Trade, Inc.

We have audited the accompanying statement of financial condition of Ditto Trade, Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has suffered recurring losses from operations and has an accumulated deficit of $74,124 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ditto Trade, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 14, 2011

DITTO TRADE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS	
Cash	$ 6
Deposit at clearing broker	50,000
Security deposit	3,424
	$ 53,430
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 3,226
Due to clearing broker	15,708
Total liabilities	18,934
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.001 par value, authorized, issued, and outstanding 100 shares	-
Additional paid-in capital	108,620
Accumulated deficit	(74,124)
Total stockholder's equity	34,496
	$ 53,430

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Ditto Trade, Inc. (the "Company") is a corporation organized under the laws of the State of Illinois on September 21, 2009. As of July 9, 2010, the Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations in October 2010.

The Company is a wholly-owned subsidiary of FB Financial Group, Inc. (the "Parent"). The Company clears all of its transactions on a fully disclosed basis with Penson Financial Services Inc. ("Penson"). The Company's operations consist primarily of providing online trading of stocks and options to customers throughout the country.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 14, 2011. Subsequent events have been evaluated through this date.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities since its inception. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Going concern consideration

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Certain conditions and events cast doubt about the Company's ability to continue as a going concern. The Company generated a net loss of approximately $68,000 during the year ended December 31, 2010 and has an accumulated deficit of approximately $74,000 as of December 31, 2010. The Company's ability to continue as a going concern is dependent upon its ability to obtain additional working capital through private placements of its equity securities and to generate profitable operations in the future. The outcome of these matters cannot be predicted with any certainty.

These financial statements do not reflect adjustments that would be necessary if the Company was unable to continue as a going concern. While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company is unable to continue as a going concern, then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, and the reported revenues and expenses.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $31,000, which was approximately $26,000 in excess of its minimum requirement of $5,000.

4. Income taxes

At December 31, 2010, the Company has net operating loss carryforwards of approximately $68,000 available to reduce future taxable income through 2030 and 2022 for Federal and state purposes, respectively. The Company has recorded a deferred tax asset of approximately $26,000, which was fully offset by a valuation allowance as it is more likely than not that the Company will not be able to utilize the net operating loss carryforwards in future periods.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Pursuant to its clearing agreement, the Company has a clearing deposit in the amount of $50,000.

6. Due to clearing broker

The payable to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Penson. Interest is charged at the clearing broker's call rate.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Commitments and contingencies

Lease

The Company leases office space under an operating lease expiring in January 2012. Aggregate future lease payments of office space in the years subsequent to 2010 are as follows:

Year Ending December 31,		
2011	$	20,544
2012		1,712
	$	22,256

Rent expense for the year ended December 31, 2010 was $10,272.

Contingencies

The Company is involved in a regulatory examination by FINRA. Preliminary correspondence from FINRA indicates that the Company was not in compliance with multiple regulatory requirements. A final report from FINRA is still pending and management of the Company believes that the resolution of this examination will not result in any significant adverse effect on the Company's operations or financial statements.

Pursuant to its clearing agreement with Penson, the Company will be subject to minimum clearing charges in the amount of $5,000 per month upon the seven month commemoration of the term of this agreement. The term of this agreement commenced upon the date the Company first cleared transactions at Penson, which occurred in October 2010.

10. Related party transactions

The Company licenses the DittoTrade.com website from the Parent for $1 per year.

During the year ended December 31, 2010, the Company loaned funds to the Parent totaling approximately $105,000 pursuant to a loan agreement, all of which had been repaid as of December 31, 2010. The Parent repaid the loan through cash payments totaling approximately $82,000 and by paying for a portion of the Company's operating expenses totaling approximately $23,000. The loan agreement calls for fixed interest in the amount of approximately $1,700, all of which had been paid as of December 31, 2010 by the Parent paying for a portion of the Company's operating expenses.

DITTO TRADE, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010